EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")

	On April 20, 2007, the Fund held its Annual Meeting of
Shareholders (the "Meeting") for the following purpose:
election of Directors of the Fund ("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:


Proposal 1: Election of Directors.

Name                                 For               Withheld

Common Stock
     Robert F. Wulf                8,236,002            127,800

Preferred Stock
	Donald F. Crumrine	         3,397                20

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.